Exhibit 12.1

CUMBERLAND PHARMACEUTICALS INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS (LOSS) TO COMBINED FIXED CHARGES AND PREFERRED STOCK

DIVIDENDS

(In thousands, except ratios)

Our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and tax-adjusted preferred stock dividends were as follows for the periods indicated in the table below.

	Six Months Ended June 30, 2017	Year ended December 31,
(Dollar amounts in thousands)		2016	2015	2014	2013	2012
Earnings:
Pre-tax income (loss) from continuing operations	$(2,278)	$(1,335)	$1,246	$3,744	$(3,674)	$9,051
Fixed charges	149	299	241	219	256	225

Total earnings	(2,129)	(1,036)	1,487	3,963	(3,418)	9,276

Fixed Charges:
Interest expense	62	106	74	67	103	72
Estimated interest portion of rent expense	87	193	167	152	153	153

Total fixed charges	149	299	241	219	256	225

Ratio of earnings to fixed charges (1)(2)	*	*	6.2	18.1	*	41.2

*Deficit (3)	$2,278	$1,335	$—	$—	$3,674	$—

(1)	Our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and tax-adjusted preferred stock dividends are calculated by dividing earnings by fixed charges and preference dividends, if any. For these purposes, earnings consist of pre-tax income (loss) from continuing operations plus fixed charges. Fixed charges consist of interest expense, which includes amortization of debt issuance costs, plus one-third (the proportion deemed to be representative of the interest factor) of rent expense.
(2)	The Company did not have any preferred stock outstanding for any of the periods presented.
(3)	Our earnings were inadequate to cover fixed charges for the six months ended June 30, 2017 and the years ended December 31, 2016 and 2013.

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